           PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED JUNE 10, 1996)

                                  $100,000,000

                                      LOGO

                             THE RYLAND GROUP, INC.

                   8 1/4% SENIOR SUBORDINATED NOTES DUE 2008
                         ------------------------------

     Interest on the 8 1/4% Senior Subordinated Notes due 2008 (the "Notes") is payable semi-annually on April 1 and October 1 of each year commencing, October 1, 1998. The Notes will mature on April 1, 2008. The Notes are not redeemable prior to April 1, 2003. On and after that date, the Notes are redeemable at any time at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. The Notes will be unsecured subordinated obligations of the Company and will rank equally and ratably with all other unsecured subordinated indebtedness of the Company which is not guaranteed by or otherwise an obligation of a subsidiary of the Company.

     The Notes will be represented by one or more Global Securities (as herein defined) registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, Notes in definitive form will not be issued. See "Description of the Notes."

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
     SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------
                                                                   UNDERWRITING
                                                  PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                  PUBLIC(1)        COMMISSION(2)       COMPANY(3)
--------------------------------------------------------------------------------------------------
Per Note.......................................    99.161%            1.036%             98.125%
Total..........................................  $99,161,000        $1,036,000         $98,125,000
--------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses, payable by the Company, estimated at $85,000.

                         ------------------------------

     The Notes are being offered, subject to prior sale, by the Underwriter when, as and if issued to and accepted by the Underwriter, and subject to various prior conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book entry form through the facilities of DTC against payment therefor, on or about April 13, 1998.

                     NATIONSBANC MONTGOMERY SECURITIES LLC
            The date of this Prospectus Supplement is April 8, 1998.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     No Person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or any offer to sell or the solicitation of any offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement nor the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                      PROSPECTUS SUPPLEMENT
                                                              PAGE
                                                              ----
The Offering................................................  S- 3
Incorporation of Certain Documents by Reference.............  S- 4
Risk Factors................................................  S- 5
Use of Proceeds.............................................  S- 8
Capitalization..............................................  S- 9
Description of Notes........................................  S-10
Underwriting................................................  S-21
Experts.....................................................  S-21
Legal Opinions..............................................  S-21
                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
The Corporation.............................................     3
Ratio of Earnings to Fixed Charges..........................     3
Use of Proceeds.............................................     4
Description of Debt Securities..............................     4
Plan of Distribution........................................    10
Validity of Securities......................................    11
Experts.....................................................    11

                                  THE OFFERING

SECURITIES OFFERED.........  $100,000,000 principal amount of 8 1/4% Senior
                             Subordinated Notes due 2008 (the "Notes").

INTEREST PAYMENT DATES.....  April 1 and October 1, commencing October 1, 1998.

MATURITY DATE..............  April 1, 2008.

OPTIONAL REDEMPTION........  On or after April 1, 2003, the Company may redeem the Notes, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the date of redemption.

RANKING....................  Subordinated to Senior Debt of the Company. The
                             Company will not incur any Indebtedness (as defined herein) which is subordinated to Senior Debt of the Company but senior to the Notes.

OFFERS TO PURCHASE.........  In the event of a Change of Control (as defined herein), each holder of Notes may require the Company to repurchase such holder's Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

                             The Company will be required to make an offer to repurchase 10% of the original outstanding principal amount of the Notes at 100% of their principal amount, plus accrued and unpaid interest, if the Company's Adjusted Consolidated Net Worth (as defined herein), which excludes the net worth attributable to the Real Estate Joint Ventures, the Financial Services Subsidiaries (as defined herein), and the Limited-Purpose Subsidiaries (as defined herein), does not exceed $125 million, at the end of each of two consecutive fiscal quarters.

CERTAIN COVENANTS..........  The Indenture will contain certain covenants which, among other things, limit the payment of dividends, the making of certain distributions, certain loans and investments in Unrestricted Subsidiaries (as defined herein), Real Estate Joint Ventures (as defined herein) and Affiliates (as defined herein), the incurrence of additional Indebtedness and entering into certain transactions with certain Affiliates. Although the Indenture contains limitations concerning the amount of Indebtedness the Company and its Restricted Subsidiaries may incur, the Company and its Subsidiaries will retain the ability to incur significant additional borrowing. The limitations on incurrence of Indebtedness generally do not restrict borrowings of the financial services segment. See "Description of the Notes."

USE OF PROCEEDS............  The Company intends to use the net proceeds from the offering of the Notes to redeem, after July 15, 1998, the Company's $100 million aggregate principal amount 10 1/2% Senior Subordinated Notes due 2002. Pending such use, the Company intends to use the net proceeds to repay outstanding amounts under the Company's revolving credit facility and short-term indebtedness. See "Use of Proceeds."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1997;

          (b) The Company's Current Report on Form 8-K dated March 31, 1998; and

          (c) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A and any amendments or reports filed for the purpose of updating such description.

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     Certain statements contained and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus regarding matters that are not historical facts, including, among others, statements regarding the Company's and management's belief or expectation with respect to matters such as operating margins, closings from new communities, land acquisitions, housing inventories, return on invested capital, homebuilding results and market conditions, are forward looking statements (as such term is defined in the Securities Act of 1933, as amended). Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under "Risk Factors."

                                  RISK FACTORS

     Prospective investors should carefully consider the specific factors set forth below as well as the other information included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus before deciding to invest in the Notes offered hereby.

REAL ESTATE, ECONOMIC AND CERTAIN OTHER CONDITIONS

     The Company is significantly affected by the cyclical nature of the homebuilding industry, which is sensitive to fluctuations in economic activity, interest rates and levels of consumer confidence, the effects of which differ among the various geographic markets in which the Company operates. Sales of new homes are also affected by market conditions for resale homes and rental properties. Certain of the markets in which the Company operates have at times in the past experienced a significant decline in housing demand. There can be no assurance that such declines will not occur in the future.

     Inventory risk can be substantial for homebuilders. The market value of undeveloped land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, there can be no assurance that the Company will not dispose of certain subdivision inventories on a bulk or other basis which may result in a loss. The Company must, in the ordinary course of its business, continuously seek and make acquisitions of land for expansion into new markets as well as for replacement and expansion of land inventory within its current markets. Although the Company employs various measures designed to manage inventory risks, there can be no assurance that such measures will be successful. See "Business -- Land Acquisition and Development" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K").

CONTRIBUTION OF FINANCIAL SERVICES SEGMENT

     The financial services segment was a significant source of profits for the Company in recent years. The Company repositioned its financial services segment in recent years through a strategy consisting of (1) focusing on retail mortgage loan originations and improving the efficiency of these activities by establishing regional operating centers, (2) divesting of non-core assets and lines of business, including the sale of loan servicing rights, (3) leveraging its affiliation with the Company's homebuilding segment to increase its capture rate for builder loans and (4) reaching mortgage customers directly at the point of sale through the use of technology. The Company recently announced the sale, as of March 31, 1998, of a majority of the remaining balance of its loan servicing portfolio. As a result, the Company expects that the operating performance of this segment will contribute a much smaller percentage of the Company's total operating earnings in the future. Consequently, the Company's future results will be substantially dependent upon the performance of the homebuilding segment. See "Business -- Financial Services" in the 1997 10-K.

LEVERAGE AND LIQUIDITY

     At December 31, 1997, after giving effect to the issuance of the Notes offered hereby and the application of the net proceeds therefrom, the Company would have had total consolidated homebuilding debt of approximately $316.1 million and a ratio of total consolidated homebuilding debt to stockholders' equity of approximately 1.05 to 1.0. Of this amount, $116.1 million represents senior indebtedness of the Company. In addition, at December 31, 1997, the financial services subsidiaries had outstanding debt of $340.6 million and the limited-purpose subsidiaries segment had outstanding non-recourse debt of $136.9 million, none of which has been guaranteed by the Company.

     The ability of the Company to meet its debt service obligations will be dependent upon the future performance of the Company, which, in turn, will be subject to general economic conditions and to financial, competitive, business and other factors, including factors beyond the Company's control. The level of the Company's leverage could restrict its flexibility in responding to changing business and economic conditions. If the Company is at any time unable to generate sufficient cash flow from operations to service its debt, it may be required to seek refinancing for all or a portion of that debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to the Company.

     The Company's unsecured revolving credit facility, other senior debt and senior subordinated debt instruments contain financial covenants with which the Company currently is in compliance. Significant losses in the Company's homebuilding segment could result in the violation of one or more of these covenants. The Company's revolving credit facility is guaranteed by its homebuilding subsidiaries.

     A significant portion of the homebuilding operations and all of the financial services business are conducted through subsidiaries. Accordingly, the Company derives a significant portion of its operating income and cash flows from its homebuilding and financial services subsidiaries, and relies on these subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal and interest on the Notes. The ability of the Company's subsidiaries to pay dividends or otherwise make payments to the Company will be subject to, among other things, applicable state laws. In addition, the ability of the financial services segment to provide funds to the Company is subject to certain restrictions in its debt instruments. There can be no assurance that the Company will be able to realize from these subsidiaries any funds required to meet its principal or interest obligations on the Notes.

SUBORDINATION OF THE NOTES

     The Notes will be subordinated and junior in right of payment to all Senior Debt of the Company. At December 31, 1997, on a pro forma basis after giving effect to the sale of the Notes and the application of the proceeds therefrom, the Senior Debt of the Company, excluding subsidiary indebtedness, would have been $116.1 million.

     Because of the subordination of the Notes, in the event of any payment or distribution of assets of the Company in any dissolution, insolvency, bankruptcy or other similar proceeding, holders of Senior Debt must be paid in full before the holders of the Notes may be paid and amounts otherwise payable to the holders of the Notes will be paid to the holders of Senior Debt until the Senior Debt is paid in full. By reason of this subordination, in the event of the dissolution, insolvency or bankruptcy of the Company, holders of the Notes may recover less, ratably, than holders of Senior Debt and other creditors of the Company, or may recover nothing. In addition, the Company is required to stop making payments of principal and interest on the Notes if there is a continuing default with respect to Senior Debt that would permit the holders of such Senior Debt to accelerate payment of that debt and the Company receives notice of the default as provided in the Indenture. See "Description of the Notes."

     The Company's financial services segment and a significant portion of its homebuilding operations are conducted through subsidiaries and any right of the Company to receive assets of these subsidiaries upon the liquidation or recapitalization of any such subsidiaries (and the consequent right of holders of the Notes to participate in those assets) will be subject to the claims of such subsidiaries' creditors, except to the extent that the Company is itself recognized as a creditor of any such subsidiary. Even in the event the Company is recognized as a creditor of a subsidiary, the Company's claims would still be subject to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that of the Company. Included in the Company's consolidated liabilities, as of December 31, 1997, the Company had outstanding $340.6 million of financial services segment subsidiary debt and $136.9 million of non-recourse limited-purpose subsidiary segment debt, none of which has been guaranteed by the Company and all of which is structurally senior to the Notes.

INTEREST RATE RISK

     The Company's lines of business can be significantly affected by interest rates. The level and expected direction of interest rates can adversely affect the sales of new homes, the profitability of such sales, the level of mortgage originations and refinancings and the value of and interest spread earned on mortgage-backed securities held for sale, any of which could have an adverse impact on results of operations or financial position.

COMPETITION

     The residential housing industry is highly competitive, and the Company competes in each of its markets with a large number of national, regional and local homebuilding companies. Some of these companies are larger than the Company and have greater financial resources. In addition, the general increase in the availability of capital and financing in recent years has made it easier for both large and small homebuilders to expand and enter new markets and has increased competition. Such competition could result in difficulty in acquiring suitable land at acceptable prices, increased selling incentives or lower sales per community, any of which could have an adverse impact on results of operations. See "Business -- Competition" in the 1997 10-K.

REGULATORY AND ENVIRONMENTAL MATTERS

     The Company and its competitors are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulation which imposes restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. The Company may also be subject to periodic delays in its homebuilding projects due to building moratoria in any of the areas in which it operates.

     The Company and its competitors are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The Company is also subject to a variety of environmental conditions that can affect its business and its homebuilding projects. The particular environmental laws which apply to any given homebuilding site vary greatly according to the site's location, the site's environmental condition and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause the Company to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas. See "Business -- Regulatory and Environmental Matters" in the 1997 10-K.

NATURAL DISASTERS

     The climates and geology of many of the states in which the Company operates present increased risks of natural disasters. To the extent that hurricanes, severe storms, earthquakes, droughts, floods, wildfires or other natural disasters or similar events occur, the Company's business in such states may be adversely affected.

CHANGE OF CONTROL

     Upon a Change of Control (as defined herein), the Company will be required to offer to repurchase all of the outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. There can be no assurance that the Company will have sufficient funds available or will be permitted by its other debt agreements to repurchase the Notes upon the occurrence of a Change of Control. In addition, a Change of Control may require the Company to offer to repurchase other outstanding indebtedness and may cause a default under the Revolving Credit Facility. The inability to repurchase all of the tendered Notes would constitute an Event of Default (as defined herein) under the Indenture. See "Description of the Notes -- Certain Covenants -- Change of Control."

NO PRIOR MARKET FOR THE NOTES

     The Notes are a new issue of securities, have no established trading market and may not be widely distributed. The Underwriter has notified the Company that it intends to make a market in the Notes; however, it is not obligated to do so and any market making may be discontinued at any time without notice. No application will be made to list the Notes on any stock exchange. Accordingly, no assurance can be given as to the liquidity of, trading market for or secondary market prices for the Notes.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the offering of the Notes to redeem, after July 15, 1998, the Company's $100 million aggregate principal amount 10 1/2% Senior Subordinated Notes due 2002 (the "2002 Notes"). The 2002 Notes currently are subject to redemption at the election of the Company, subject to payment of an applicable redemption premium which declines to 103.9375% on July 15, 1998, at which time the Company expects to retire the 2002 Notes. Pending such use, the Company intends to use the net proceeds for repayment of outstanding indebtedness, including approximately $20.0 million outstanding under the Company's revolving credit facility as of April 8, 1998 and short-term notes payable of the Company's financial services segment. To the extent such indebtedness is repaid from the proceeds of the offering of the Notes, the Company expects to reborrow funds under such facilities to the extent necessary to fund redemption of the 2002 Notes after July 15, 1998. The Company may also elect to make open market purchases of the 2002 Notes. The Company expects to receive any necessary consents under its revolving credit facility in order to redeem or purchase the 2002 Notes, although there can be no assurance that such consents will be obtained.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1997 and as adjusted to give effect to the sale of the Notes and the application of the net proceeds therefrom.

                                                                   DECEMBER 31, 1997
                                                              ---------------------------
                                                                ACTUAL     AS ADJUSTED(3)
                                                              ----------   --------------
                                                                      (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
Debt:
     Homebuilding:
          Long-term debt (including current portion(1)):
          Revolving credit facility(2)(3)...................  $        0     $    5,838
          Secured notes payable.............................       2,221          2,221
          10 1/2% Senior Notes due 2000.....................       8,000          8,000
          10 1/2% Senior Notes due 2006.....................     100,000        100,000
          10 1/2% Senior Subordinated Notes due 2002(3).....     100,000              0
          9 5/8% Senior Subordinated Notes due 2004.........     100,000        100,000
          8 1/4% Senior Subordinated Notes due 2008.........           0        100,000
                                                              ----------     ----------
               Total long-term debt-homebuilding............     310,221        316,059
Financial Services(4)
          Short-term notes payable(3).......................     340,632        340,632
Limited-Purpose Subsidiaries(4)
          Bonds payable, net................................     136,865        136,865
                                                              ----------     ----------
               Total debt...................................     787,718        793,556
Total stockholder's equity..................................     305,123        301,663
                                                              ----------     ----------
Total capitalization........................................  $1,092,841     $1,095,219
                                                              ==========     ==========

---------------
(1) Scheduled principal amortization through 2002 of the Company's long-term debt (excluding amounts under the Company's revolving credit facility) as adjusted for the sale of the Notes is as follows: $1.6 million in 1998, $0.2 million in 1999, $8.2 million in 2000, $0.2 million in 2001 and $0.1 million in 2002.

(2) Represents Company indebtedness guaranteed by the Company's homebuilding segment subsidiaries.

(3) The As Adjusted presentation reflects retirement of the 2002 Notes, including borrowing of $5.8 million under the Company's revolving credit facility to finance a portion of redemption not paid out of net proceeds of the Notes. Pending the expected use of the net proceeds for refinancing of the 10 1/2% Senior Subordinated Notes due 2002 after July 15, 1998, it is expected that the net proceeds will be used to repay any outstanding amounts under the Company's revolving credit facility and short-term notes payable.

(4) Limited-purpose subsidiaries' indebtedness represents obligations solely of the limited-purpose subsidiaries, is non-recourse and is not guaranteed or insured by the Company or any of its subsidiaries. In addition, the Company has not guaranteed any of the debt of its financial services subsidiaries.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent is inconsistent therewith, replaces the descriptions of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms used but not defined herein have the meanings set forth in the accompanying Prospectus.

GENERAL

     The Notes will constitute a series of Senior Subordinated Debt Securities. The Notes will be limited to $100 million aggregate principal amount and will mature on April 1, 2008. The Notes will be general unsecured obligations of the Company and will be issued in fully registered form in denominations of $1,000 or any amount in excess thereof that is an integral multiple of $1,000.

     The Notes are being issued under an indenture dated as of July 15, 1992 between the Company and First Union National Bank, as successor trustee to Security Trust Company, N.A. (the "Trustee"), as supplemented by an officers' certificate or resolutions setting forth the terms of the Notes duly adopted under authority of the Board of Directors of the Company or a duly authorized committee thereof (as so supplemented, the "Indenture"). The Notes are subject to all such terms and prospective purchasers are referred to the Indenture for a statement thereof.

     The following statements relating to the Notes and the Indenture are summaries and do not purport to be complete. Such summaries are qualified in their entirety by express reference to the Indenture. A copy of the Indenture is filed with the Commission.

  Interest

     The Notes will bear interest from April 13, 1998 at the rate shown on the cover page of this Prospectus Supplement, payable semi-annually on April 1 and October 1 (each, an "Interest Payment Date") of each year, commencing on October 1, 1998, to Holders of record at the close of business on March 15 and September 15 immediately preceding each Interest Payment date. The Notes will mature on April 1, 2008.

  Optional Redemption

     The Notes may be redeemed at any time on or after April 1, 2003 and prior to maturity at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice, mailed by first-class mail to the Holders' last addresses as they shall appear upon the register, at the following redemption prices (expressed as percentages of the principal amount) plus accrued and unpaid interest, if any, to the date fixed for redemption:

     If redeemed during the 12-month period beginning April 1, in the year indicated, the redemption price shall be:

                            YEAR                              PERCENTAGE
                            ----                              ----------
2003........................................................   104.125
2004........................................................   102.750
2005........................................................   101.375
2006 or Thereafter..........................................   100.000

If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed on a pro rata basis. The Trustee will mail a notice of redemption to each Holder of Notes, which notice will specify the portion of the principal amount of such Notes to be redeemed.

     The Notes will not be subject to the operation of any mandatory sinking fund.

GLOBAL SECURITIES

     The Notes will be represented by one or more global registered securities (the "Global Securities"), registered in the name of a nominee of The Depositary Trust Company, as Depositary. The provisions set forth under "Description of Debt Securities -- Global Securities" in the accompanying Prospectus will be applicable to the Notes. Accordingly, ownership of interests in such Global Securities will be shown on, and the transfer thereof will be effected only through, records maintained by the Depositary or its nominee for the Notes and on the records of participants. Except as otherwise described under "Description of Debt Securities -- Global Securities" in the accompanying Prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive Notes in definitive form and will not be considered the holders of Notes.

     The Depositary has advised the Company and the Underwriters as follows: the Depositary is a limited-purpose trust company organized under New York Banking Law, a "banking corporation" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC holds securities that persons having accounts with DTC deposit with DTC. DTC also facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payment of the principal of and interest on such Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal of, or interest on, the Notes to owners of beneficial interest in the Global Securities. The Depositary has advised the Company and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit the accounts of the participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Securities as shown in the records of the Depositary. Payments by participants and indirect participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of the participants or indirect participants.

CERTAIN COVENANTS

  Limitation on Restricted Payments

     The Notes will provide that neither the Company nor its Restricted Subsidiaries shall make any Restricted Payment if, at the time of such Restricted Payment, or after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing; or (ii) the aggregate amount of Restricted Payments subsequent to March 31, 1998 would exceed the sum of: (a) 50% of the Consolidated Net Income (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company (excluding cash dividends and distributions from Unrestricted Subsidiaries) accrued on a cumulative basis subsequent to March 31, 1998, (b) the aggregate net cash proceeds, including the fair market value of property other than cash (as determined by the Board of Directors of the Company whose determinations shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee), received by the Company from the issue or sale after March 31, 1998, of Capital Stock of the Company, but excluding Disqualified Stock, (c) cash dividends and distributions received from Unrestricted Subsidiaries after March 31, 1998 up to, but not to exceed, the sum of the Company's and its Restricted Subsidiaries' previous Investments in the respective Unrestricted Subsidiary on March 31, 1998 plus any Investments thereafter made, plus 50% of any cash dividends received in excess thereof, (d) the amount of any guarantee of Indebtedness or other obligation of any Person that was initially treated as a Restricted Payment under this covenant and which has subsequently terminated or expired, net of any amounts paid by the Company or a Restricted Subsidiary in respect of such guarantee and (e) $50 million; or (iii) the Company will be unable to incur an additional $1.00 of Indebtedness pursuant to the covenant described in "Limitation on Incurrence of Indebtedness"; provided however, that the foregoing provisions shall not prevent (a) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if the payment would have complied with the foregoing provisions on the date of such declaration, (b) the retirement of any shares of the Company's Capital Stock in exchange for, upon conversion of or out of the proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of such Capital Stock of the Company (other than Disqualified Stock), or (c) the redemption or retirement of Indebtedness of the Company which is subordinate in right of payment to the Notes, in exchange for, by conversion into, or out of the proceeds of a substantially concurrent (1) issue or sale of Capital Stock (other than Disqualified Stock) of the Company or
(2) incurrence of Refinancing Indebtedness.

  Limitation on Payment Restrictions Affecting Subsidiaries

     The Notes will provide that the Company shall not, and shall not permit any Non-Financial Services Restricted Subsidiary to, make any Investment in any Financial Services Subsidiary, if, at the time of such Investment, such Financial Services Subsidiary would not be permitted to pay, by dividend, distribution, loan payment or otherwise, to the Company or such Non-Financial Services Restricted Subsidiary the amount of the Aggregate Net Investment of the Company and the Non-Financial Services Restricted Subsidiaries in such Financial Services Subsidiary after giving effect to such additional Investment. In addition, if at any time the Financial Services Subsidiaries are not permitted to, or would by virtue of incurring additional Indebtedness become not permitted to, pay, by dividend, distribution, loan payment or otherwise, to the Company or its Non-Financial Services Restricted Subsidiaries, the amount of the Aggregate Net Investment of the Company and the Non-Financial Services Restricted Subsidiaries in the Financial Services Subsidiaries, the Financial Services Subsidiaries may not incur any Indebtedness. Notwithstanding the foregoing, the Financial Services Subsidiaries may incur Indebtedness during any period in which the Financial Services Subsidiaries are not permitted to pay, by dividend, distribution, loan payment or otherwise, to the Company and any Non-Financial Services Restricted Subsidiary, the amount of the Aggregate Net Investment, if after giving effect to such incurrence the total amount of Indebtedness of the Financial Services Subsidiaries would be an amount less than or equal to the Indebtedness of the Financial Services Subsidiaries on the date the Financial Services Subsidiaries first were prohibited from paying to the Company and its Non-Financial Services Restricted Subsidiaries the amount of the Aggregate Net Investment. For purposes of the foregoing, "Aggregate Net Investment" shall mean the cumulative amount of any Investment by the Company and its Non-Financial Services Restricted Subsidiaries in any such Financial Services Subsidiary after July 15, 1992 (which is the date of the Indenture), less the cumulative amount of any cash dividends or distributions in respect of, or purchases, redemptions or retirements of, Capital Stock, or repayment or release of any other form of Investment, paid by such Financial Services Subsidiary to the Company or its Non-Financial Services Restricted Subsidiaries after July 15, 1992. As of December 31, 1997, the Aggregate Net Investment based on this definition was a negative $135.9 million, reflecting the net dividends and distributions paid by the Financial Services Subsidiaries to the Company and the Non-Financial Services Restricted Subsidiaries after July 15, 1992. Accordingly, the Company and its Non-Financial Services Restricted Subsidiaries would be entitled to make an investment of up to $135.9 million in the Financial Services Subsidiaries without restriction. The Notes will further provide that the Financial Services Subsidiaries shall not amend, modify or change, or consent or agree to any amendment, modification or change to any of the terms of, or suffer to exist, any debt instrument to which any of the Financial Services Subsidiaries is a party, the effect of which would be to impose restrictions on the payment of dividends, directly or indirectly, to or for the benefit of the Company which would limit such dividends to an aggregate amount for all Financial Services Subsidiaries which are Restricted Subsidiaries in any fiscal year which is less than the combined Net Income for the then-current fiscal year, determined on a combined basis in accordance with GAAP, of the Financial Services Subsidiaries; provided, that provisions which by their terms would impose such restrictions only in the event of a default under any such debt instrument and solely as a result of such default shall not be deemed to be included in this restriction. In addition, the Notes will provide that the Restricted Subsidiaries other than the Financial Services Subsidiaries shall not amend, modify or change, or consent or agree to any amendment, modification or change to any of the terms of, or suffer to exist, any debt instrument to which any of such Restricted Subsidiaries is a party, the effect of which would be to impose restrictions on the payment of dividends, directly or indirectly, to or for the benefit of the Company, except for restrictions arising in connection with Refinancing Indebtedness which are not more restrictive than those under the agreement creating or evidencing the Indebtedness being refunded, refinanced or extended; provided, that provisions which by their terms would impose such restrictions only in the event of a default under any such debt instrument and solely as a result of such default shall not be deemed to be included in the foregoing restriction. Notwithstanding the foregoing, any Restricted Subsidiary which is acquired by the Company or by any Subsidiary of the Company after the date of the issuance of the Notes will not be subject to the restrictions contained in the preceding two sentences, so long as that Restricted Subsidiary and any other Restricted Subsidiaries acquired after the date of the issuance of the Notes which are not subject to such restrictions do not in the aggregate contribute greater than 10% of the Company's consolidated EBITDA for any one year period consisting of the last four fiscal quarters of the Company and its Restricted Subsidiaries for which financial statements are available, measured (a) as of the time the Company's quarterly or year end financial statements, as applicable, are filed with the Securities and Exchange Commission and (b) as of the date of each acquisition (and measured on a pro forma basis giving effect to any acquisition of a Restricted Subsidiary not owned for the entire period); provided, however, if after any such measurement date identified in subparagraph (a), all Restricted Subsidiaries not subject to such restrictions shall constitute more than 10% of the Company's consolidated EBITDA as so measured on that date, the Company will not be in default of this provision so long as the Company is in compliance on the measurement date for the next succeeding fiscal quarter, after giving effect to any refinancing, repayment or modification of indebtedness of any such Restricted Subsidiaries.

  Maintenance of Consolidated Net Worth

     If the Company's Adjusted Consolidated Net Worth at the end of each of two consecutive fiscal quarters (the last day of such second fiscal quarter being referred to as the "Trigger Date") is less than $125 million, then the Company shall make an offer to acquire (a "Net Worth Offer") on a pro rata basis on or before the last day of the next following fiscal quarter (the "Trigger Payment Date") Notes in an aggregate principal amount equal to 10% of the initial outstanding principal amount of the Notes at a purchase price of 100% of principal amount, plus accrued interest to the Trigger Payment Date. The Company may credit against its obligation to purchase the Notes under these provisions the principal amount of Notes acquired by the Company and surrendered for cancellation through purchase, optional redemption or exchange subsequent to the Trigger Date. In no event shall the failure to meet the minimum Adjusted Consolidated Net Worth requirement set forth above at the end of any fiscal quarter be counted toward the making of more than one such offer.

  Limitation on Transactions with Affiliates

     The Company may not, and may not permit any Restricted Subsidiary to, directly or indirectly, knowingly (other than pursuant to contractual arrangements in effect on the date of the issuance of the Notes) conduct any business or enter into any transaction or series of related transactions with any Officer or director or any beneficial owner of 10% or more of any class of Capital Stock of the Company or with any Affiliate of any such owner known to the Company or its Restricted Subsidiaries (other than the Company or a Restricted Subsidiary) unless (i) the terms of such business, transaction or series of transactions are as favorable to the Company or such Restricted Subsidiary as terms that would be obtainable at the time for a comparable transaction or series of related transactions in arm's-length dealings with an unrelated third person and (ii) if the business or transaction or series of related transactions is in an aggregate amount greater than $15 million, (A) the terms thereof are set forth in writing and (B) the Board of Directors has, by resolution, determined that such business or transaction or series of transactions meets the criterion set forth in (i) above. Notwithstanding the foregoing, this provision will not apply to any transaction with any Officer or director of the Company or of any Subsidiary in their capacity as officer or director entered into in the ordinary course of business (including compensation and employee benefit arrangements with any officer or director of the Company or of any Subsidiary).

  Limitation on Guarantees

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, guarantee any payments of or on the Indebtedness of any Financial Services Subsidiary or any Unrestricted Subsidiary except, the Company and any of its Restricted Subsidiaries may incur guarantee obligations for the benefit of the Financial Services Subsidiary if the aggregate amount of such guarantee obligations, plus the net amount of Investments by the Company and its Restricted Subsidiaries in the Financial Services Subsidiary after March 31, 1998 does not exceed the sum of (i) $50 million, plus (ii) an amount, if a positive number, equal to the aggregate value of all cash dividends or distribution in respect of, or purchases, redemptions or retirements of, Capital Stock, or release of any other form of Investment, paid by the Financial Services Subsidiary to the Company or its Non-Financial Service Restricted Subsidiaries after March 31, 1998. Notwithstanding the foregoing, any Financial Services Subsidiary may, directly or indirectly, guarantee any payments of or on the Indebtedness of any other Financial Services Subsidiary.

  Limitation on Incurrence of Indebtedness

     The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided, that the Company may Incur Indebtedness if, after giving effect to the incurrence and the receipt and application of the proceeds thereof, either (i) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries (determined on a pro forma basis for the last four fiscal quarters of the Company and its Restricted Subsidiaries for which financial statements are available at the date of determination) is greater than 2.0 to 1.0 or (ii) the ratio of Indebtedness of the Company and the Restricted Subsidiaries (excluding, for purposes of this calculation, Indebtedness of the Financial Services Subsidiaries) to Adjusted Consolidated Net Worth of the Company is less than 3.5 to 1. Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur: (i) Existing Indebtedness; (ii) Non-Recourse Indebtedness; (iii) Indebtedness of the Financial Services Subsidiaries; (iv) Refinancing Indebtedness (provided, that for purposes of this clause (iv), application of the proceeds from the sale of assets of the Company or its Restricted Subsidiaries in the ordinary course of business to reduce Indebtedness and the subsequent reborrowing within six months to purchase assets in the ordinary course of business shall be deemed to be Refinancing Indebtedness); (v) outstanding Indebtedness of a Restricted Subsidiary acquired by the Company after the date of the issuance of the Notes which, when taken together with all other outstanding Indebtedness of a Restricted Subsidiary Incurred pursuant to this clause (v) is not in excess of 10% of Homebuilding Assets and is Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was otherwise acquired by the Company); provided, however, that at the time such Restricted Subsidiary is acquired by the Company, the Company would have been able to Incur at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio described under the caption "Limitation on Incurrence of Indebtedness" after giving effect to the Incurrence of such Indebtedness pursuant to this clause (v); and (vi) Indebtedness to the Company or to Restricted Subsidiaries.

  Change of Control

     Upon the occurrence of a Change of Control, the Company shall offer (a "Change of Control Offer") to purchase all outstanding Notes at a purchase price equal to 101% of the aggregate principal amount of the outstanding Notes, plus accrued and unpaid interest to the date of purchase.

     Within 30 days after any Change of Control, the Company, or the Trustee at the Company's request, will mail or cause to be mailed to all Holders of Notes of record on the date of the Change of Control a notice of the occurrence of such Change of Control and of the Holders' rights arising as a result thereof. Such notice will contain instructions and materials necessary to enable Holders of Notes to tender their Notes to the Company. Any Change of Control Offer will be conducted in compliance with applicable tender offer rules, including Section 14(e) of the Exchange Act and Rule 14e-1 thereunder.

  Limitations on Mergers and Consolidations

     The Notes will provide that the Company will not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person (other than a transfer of properties and assets to one or more wholly-owned Subsidiaries of the Company), and the Company shall not permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless: (i) in case the Company shall consolidate with or merge into another corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person (other than a transfer of properties and assets to one or more wholly-owned Subsidiaries of the Company), the corporation formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety (the "Successor") shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest on all the Notes and the performance of every covenant of the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and treating any Indebtedness which becomes an obligation of the Company or a Subsidiary as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; (iii) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Consolidated Net Worth of the Company or the Successor, as the case may be, would be at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction; (iv) the Fixed Charge Coverage Ratio for the company and its Restricted Subsidiaries (determined on a pro forma basis for the last four fiscal quarters of the Company and its Restricted Subsidiaries for which financial statements are available at the date of determination) of the Company or the Successor, as the case may be, immediately after giving effect to such transaction, would be such that the Company or the Successor, as the case may be, would be entitled to Incur at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio test described under the caption "-- Limitation on Incurrence of Indebtedness"; and (v) in case the Company shall consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person (other than a transfer of properties and assets to one or more wholly-owned Subsidiaries of the Company), the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

  Limitation on Future Senior Subordinated Indebtedness

     The Company will not issue, incur, create, assume, guarantee or otherwise become liable for any Indebtedness which is subordinated in right of payment to Senior Debt of the Company but senior in right of payment to the Notes.

EVENTS OF DEFAULT

     The following shall constitute events of default with respect to the Notes:
(i) default for a period of 30 days in payment of any interest on any Note when due; (ii) default in payment of principal of (or premium, if any, on) any Note when due (including any default in payment pursuant to a Change of Control Offer, a Net Worth Offer or an Excess Proceeds Offer); (iii) default in performance of any other covenant in the Indenture with respect to the Notes or in the Notes which continues for 60 days after written notice to the

Company by the Trustee or by the Holders of at least 25% in principal amount of the Notes; (iv) the occurrence of any event that results in the acceleration of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any of its Restricted Subsidiaries that has an outstanding principal amount of $10 million or more in the aggregate; (v) default in the payment of any principal or interest in respect of any Indebtedness of the Company or any of its Restricted Subsidiaries (other than Non-Recourse Indebtedness) that has an outstanding principal amount of $20 million or more and the continuation of such default for ten business days from the date such principal or interest payment became due and payable (after giving effect to any applicable grace period set forth in the documents governing such indebtedness); and (vi) certain events of bankruptcy, insolvency or reorganization.

CERTAIN DEFINITIONS

     "Adjusted Consolidated Net Worth" of the Company means the Consolidated Net Worth of the company less (i) the pro rata Company owned portion of the Consolidated Net Worth of each of the Unrestricted Subsidiaries, and (ii) any Investment (other than Investments in Capital Stock) of the Company in each of the Unrestricted Subsidiaries.

     "Affiliate" of any Person means (i) any Person who, directly or indirectly, is in control of, is controlled by or is under common control with such Person or (ii) any Person who is a director or officer of such Person. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Notwithstanding the foregoing, the term "Affiliate" shall not include, with respect to the Company or any Restricted Subsidiary, any Subsidiary of the Company.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents of interest in (however designated) the equity (which includes, but is not limited to, common stock, preferred stock and partnership and joint venture interests) of such Person.

     "Capitalized Lease Obligations" of any Person means any obligation of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligation will be the capitalized amount thereof determined in accordance with GAAP.

     A "Change in Control" of the Company will be deemed to have occurred upon the occurrence of any of the following: (i) whether or not approved by the Board of Directors of the Company, any Person or "group" within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 is or becomes the beneficial owner, directly or indirectly, of securities having 30% or more of the voting power of the Common Stock or (ii) there shall occur any consolidation of the Company with, or merger of the Company into, any other entity, any merger of another entity into the Company, or any sale or transfer of all or substantially all of the assets of the Company (other than any such sale or transfer to one or more Restricted Subsidiaries of the Company), in one transaction or a series of related transactions, to one or more Persons (other than (w) a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock of the Company,
(x) a merger which is effected solely to change the jurisdiction of incorporation of the Company, (y) the sale or transfer of any of the stock or assets of the Limited-Purpose Subsidiaries, or (z) a merger pursuant to which the holders of Common Stock of the Company prior to the effective date of such merger hold immediately after such effective date 70% or more of the class of stock of the surviving entity or its parent corporation that is entitled to vote generally for the election of directors).

     "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Consolidated Interest Expense" of the Company means, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis (including, but not limited to, imputed interest included on capitalized lease obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than interest amortized to cost of sales)) plus without duplication, all capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person. In making such calculation on a pro forma basis, interest attributable to Indebtedness bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period.

     "Consolidated Net Income" of the Company means, for any period, the aggregate of the Net Income of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that (i) the Net Income of any Person which is not a Restricted Subsidiary or is accounted for by such Person by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the Company or a Restricted Subsidiary by such Person, (ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, and (iii) the Net Income of any Subsidiary (other than a Financial Services Subsidiary) that is subject to restrictions, direct or indirect, on the payment of dividends or the making of distributions to such Person shall be excluded, except to the extent dividends are actually received by the Company or a Restricted Subsidiary from such Subsidiary.

     "Consolidated Net Worth" means, with respect to any Person, the consolidated net worth of such Person determined in accordance with GAAP.

     "Consolidated Tax Expense" of the Company means, for any period, the aggregate of the federal, state, local and foreign tax expense of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes.

     "EBITDA" means earnings (loss) before (i) taxes, (ii) interest expense,
(iii) amortization of capitalized interest included in cost of sales, (iv) equity in earnings (losses) of unconsolidated joint ventures and (v) depreciation and amortization.

     "ESOP Stock" means the Company's class of Convertible Preferred Stock outstanding on the date of the Indenture.

     "Existing Indebtedness" means all of the Indebtedness of the Company and its Subsidiaries that is outstanding on the date of the first issuance of the Notes.

     "Financial Services Subsidiaries" means the Subsidiaries of the Company engaged in the mortgage banking (including mortgage origination, loan servicing, mortgage brokerage and title and escrow businesses), master servicing and related activities, which as of the date of the first issuance of the Notes included RMC but excluded the Limited Purpose Subsidiaries.

     "Fixed Charge Coverage Ratio" means, for any period, the ratio of (i) the sum of Consolidated Net Income, Consolidated Interest Expense and Consolidated Tax Expense, plus all depreciation, and without duplication, all amortization which includes the allocation of non-cash costs to cost of sales, in each case, for such period, of the Company and its Restricted Subsidiaries, to (ii) Consolidated Interest Expense of the Company and its Restricted Subsidiaries for such period, provided however, that in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period.

     "GAAP" means generally accepted accounting principles as in effect and implemented by the Company.

     A "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness of any other Person including, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person to purchase or pay principal of, or interest on (or advance or supply funds or pledge assets for the purchase or payment of or payment of interest on), such Indebtedness of such other Person (whether by agreement to provide additional capital or to maintain financial condition or other similar agreement).

     "Homebuilding Assets" means the total assets of the Company's homebuilding business segment as reported in its consolidated financial statements prepared in accordance with GAAP.

     "Incur" means to, directly or indirectly, create, incur, assume, guaranty, extend the maturity of, or otherwise become liable with respect to any Indebtedness.

     "Indebtedness" means (i) any liability of any Person (a) for borrowed money or for the deferred purchase price of property or services (other than current liabilities, including trade payables, arising in the ordinary course of business) or which is evidenced by a note, bond, debenture or similar instrument, and which would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP, or (b) for the payment of money relating to a Capitalized Lease Obligation; (ii) any liability of any Person under any obligation incurred under letters of credit not in the ordinary course of business; and (iii) any liability of others described in clause (i) or (ii) with respect to which such Person had made a guarantee or similar arrangement, directly or indirectly (to the extent of such guarantee or arrangement), but does not include obligations in respect of performance bonds, banker's acceptances, escrow agreements, letters of credit and surety bonds provided in the ordinary course of business. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations described above and the maximum liability of such Person for any such contingent obligations at such date. To the extent such Person guarantees the obligation of another Person to pay interest on indebtedness owed by such other Person, then a designated percentage of the interest guaranteed or the principal amount of the underlying indebtedness, as the case may be, shall be deemed indebtedness of the referent Person. For purposes of this definition, the amount of such deemed indebtedness of the referent Person shall be equal to the lessor of: (a) the aggregate principal amount of the underlying indebtedness relating to such interest guarantee or (b) the aggregate amount of interest due and payable over the term of such indebtedness (or the term of the Notes, if shorter) determined based upon the rate of interest in effect as of the date of such determination, together with the maximum prepayment premium or penalty which could become due or payable with respect to such indebtedness if such indebtedness was prepaid prior to the maturity of the Notes.

     "Investments" means, with respect to any Person, (i) all investments by such Person in any other Person in the form of loans, advances, capital contributions, (ii) all guarantees of Indebtedness or other obligations of any other Person by such Person and (iii) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person and purchases of assets outside the ordinary course of business.

     "Limited-Purpose Subsidiaries" means the Subsidiaries of the Company which facilitate the financing of mortgage loans and mortgage-backed securities and the securitization of mortgage-backed bonds and other related activities.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP, excluding, however, (i) any gain (but not loss) realized upon the sale or other disposition of any real property or equipment of such Person which is not sold or otherwise disposed of in the ordinary course of business, and (ii) any non-cash gain (but not loss) realized upon the sale or other disposition by such Person of any Capital Stock or marketable securities.

     "Non-Financial Services Restricted Subsidiary" means any Restricted Subsidiary which is not a Financial Services Subsidiary.

     "Non-Recourse Indebtedness" means Indebtedness or other obligations secured by a lien on property to the extent that the liability for such Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Subsidiary for any deficiency, including liability by reason of any agreement by the Company or any Subsidiary to provide additional capital or maintain the financial condition of or otherwise support the credit of the Subsidiary incurring such Indebtedness.

     "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Refinancing Indebtedness" means Indebtedness that solely refunds, refinances or extends, the repayment of, any Notes, Existing Indebtedness or other Indebtedness incurred by the Company or its Subsidiaries in accordance with the terms of the Indenture, but only to the extent that (i) the Refinancing Indebtedness is subordinated to the Notes to the same extent as the Indebtedness being refunded, refinanced or extended, if at all, (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the maturity date of the Notes, (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes, (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, and (v) such Refinancing Indebtedness is incurred by the same person that initially incurred the Indebtedness being refunded, refinanced or extended except that (a) the Company may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Restricted Subsidiary, other than the Financial Services Subsidiaries, and (b) any Restricted Subsidiary may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Restricted Subsidiary, except that Indebtedness of any Financial Services Subsidiaries may be refinanced only by that Subsidiary or another Financial Services Subsidiary.

     "Restricted Investment" means Investments in any Unrestricted Subsidiary or any Affiliate of the Company.

     "Restricted Payment" means (i) with respect to the Company, any Restricted Investment made after March 31, 1998, any dividend, either in cash or in property (except dividends payable in Capital Stock (other than Disqualified Stock) of the Company), on, or the making by the Company of any other distribution in respect of, its Capital Stock, now or hereafter outstanding, or the redemption, repurchase, retirement or other acquisition for value by the Company or any Subsidiary, directly or indirectly, of the Company's Capital Stock or any warrants, rights (other than exchangeable or convertible indebtedness of the Company), or options to purchase or acquire shares of any class of the Company's Capital Stock, now or hereafter outstanding, and (ii) with respect to any Restricted Subsidiary, any Restricted Investment made after March 31, 1998, any dividend, either in cash or property (except (x) dividends payable in Capital Stock, other than Disqualified Stock, of such Subsidiary and
(y) dividends or distributions payable to the Company or to a Restricted Subsidiary of the Company) on, or the making by any Restricted Subsidiary of any other distribution in respect of, its Capital Stock, now or hereafter outstanding, or the redemption, repurchase, retirement or other acquisition for value, directly or indirectly, of such Restricted Subsidiary's Capital Stock or any warrants, rights (other than exchangeable or convertible indebtedness of any Restricted Subsidiary), or options to purchase or acquire shares of any class of such Restricted Subsidiary's Capital Stock now or hereafter outstanding (except with respect to such Capital Stock or such warrants, rights or options owned by the Company or a Restricted Subsidiary). Notwithstanding the foregoing, Restricted Payments shall not include dividends on or distributions in respect of, or any redemption, repurchase, retirement or acquisition for value of the ESOP Stock.

     "Restricted Subsidiaries" means each of the Subsidiaries of the Company which is not as of a determination date, an Unrestricted Subsidiary of the Company.

     "Senior Debt of the Company" includes (a) all indebtedness of the Company
(i) for money borrowed, (ii) evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities, (iii) evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which the Company is responsible or liable, by guarantees or otherwise, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, (iv) with respect to an obligation under a swap agreement to exchange payments of a differing rate or rates or in differing currency or currencies, or (v) with respect to any other obligation of the Company which by agreement of the Company with or for the benefit of the holder of such obligation is expressly made superior in right of payment to the Notes, and (b) amendments, renewals, modifications, extensions and refundings of any such indebtedness, liabilities, obligations or guarantees; unless in any instrument or instruments evidencing or securing the same or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is provided that such indebtedness, liabilities, obligations or guarantees are not superior in right of payment to the Notes or that such indebtedness, liabilities, obligations or guarantees are pari passu with or junior in right of payment to the Notes. Senior Debt does not include
(a) any indebtedness, liability, guarantee or obligation of the Company to any Subsidiary or to an Affiliate of the Company or any Subsidiary of the Affiliate, or (b) any indebtedness, liability, guarantee or obligation of the Company, which provides by its terms that such indebtedness, liability, guarantee or obligation is subordinated in right of payment to any other indebtedness, liability, guarantee or obligation of the Company.

     "Subsidiary" means (i) a corporation, the majority of the Common Stock of which is owned, directly or indirectly through other subsidiaries, by the Company or a subsidiary of the Company, and (ii) any entity other than a corporation, the majority of the Common Stock of which is owned, directly or indirectly through other subsidiaries, by the Company or a subsidiary of the Company.

     "Unrestricted Subsidiaries" means (a) the Limited-Purpose Subsidiaries, (b) each of the Subsidiaries so designated by a resolution adopted by the Company's Board of Directors and whose creditors have no direct or indirect recourse (including, but not limited to, recourse with respect to the payment of principal or interest on Indebtedness of such Subsidiary) to the Company or a Restricted Subsidiary and (c) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate an Unrestricted Subsidiary to be a Restricted Subsidiary, provided that any such redesignation shall be deemed to be an incurrence by the Company and its Restricted Subsidiaries of the Indebtedness (if any) of such redesignated Subsidiary for purposes of the Limitation of Incurrence of Indebtedness covenant in the Indenture as of the date of such redesignation. Subject to the foregoing, the Board of Directors of the Company also may designate any Restricted Subsidiary to be an Unrestricted Subsidiary, provided that (i) all previous Investments by the Company and its Restricted Subsidiaries in such Restricted Subsidiary shall be deemed to be Restricted Payments at the time of such designation and shall reduce the amount available for Restricted Payments under the Limitation on Restricted Payments covenant in the Indenture and (ii) immediately after giving effect to such designation and reduction of amounts available for Restricted Payments under the Limitation on Restricted Payments covenant in the Indenture, the Company and its Restricted Subsidiaries could make $1 of additional Restricted Payments pursuant to the Limitation on Restricted Payments covenant in the Indenture. Any such designation or redesignation by the Board of Directors shall be evidenced to the Trustee by the filing with the Trustee of a certified copy of the Board Resolution of the Company giving effect to such designation or redesignation and of Officer's certificate certifying that such designation or redesignation complied with the foregoing conditions and setting forth the underlying calculations of such certificate. As of the date of the first issuance of the Notes, the only Unrestricted Subsidiaries are Limited-Purpose Subsidiaries.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness or portion thereof (if applicable) at any date, the number of years obtained by dividing (i) the then outstanding principal amount of such indebtedness or portion thereof (if applicable) into (ii) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

                                  UNDERWRITING

     Subject to the terms and conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Company has agreed to sell to NationsBanc Montgomery Securities LLC (the "Underwriter") and the Underwriter has agreed to purchase $100,000,000 principal amount of the Notes.

     Under the terms and conditions of the Underwriting Agreement, the Underwriter will be obligated to purchase all of the Notes if any are purchased.

     The Underwriter initially proposes to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .625% of the principal amount of the Notes. The Underwriter may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriter that the Underwriter intends to make a market in the Notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In order to facilitate the offering of the Notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriter may over-allot in connection with the offering, creating a short position in the Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriter may bid for and purchase the Notes in the open market. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriter and its respective affiliates have in the past engaged, and may in the future engage, in investment banking business and various financing and banking transactions with the Company in the ordinary course of their respective businesses. In particular, NationsBank, N.A., an affiliate of NationsBanc Montgomery Securities LLC, is agent and lender under the Company's revolving credit facility and will receive a share of any repayment by the Company, in accordance with NASD Rule 2710(c)(8), of amounts outstanding under the revolving credit facility from the proceeds of the sale of the Notes.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1997 and 1996 and for the three years ended December 31, 1995, 1996 and 1997 incorporated by reference in this Prospectus Supplement and elsewhere in the registration statement of which this Prospectus Supplement is a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon with respect thereto, and are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     Certain legal matters will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland. Certain legal matters will be passed upon for the Underwriter by Simpson Thacher & Bartlett.

                                  $200,000,000

                             THE RYLAND GROUP, INC.

                                DEBT SECURITIES
                            ------------------------

     The Ryland Group, Inc. (the "Corporation") may from time to time offer up to $200,000,000 aggregate principal amount of its unsecured debt securities (the "Debt Securities") consisting of debentures, notes and/ or other unsecured evidences of indebtedness in one or more series. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of offering and set forth in a Prospectus Supplement or Prospectus Supplements. The Corporation may sell Debt Securities to or through underwriters, or to dealers, acting as principals for their own accounts, and reserves the right to sell Debt Securities directly to other purchasers or through agents on its own behalf.

     This Prospectus will be supplemented and accompanied by a Prospectus Supplement which shall set forth with regard to the Debt Securities to be offered hereunder, where applicable and relevant, the title, aggregate principal amount, denominations, maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption, if any, at the option of the Corporation or the holder, any terms for sinking or purchase fund payments, any terms for optional or mandatory redemption, any listing on a securities exchange, the initial public offering price, the names of any underwriters or agents involved in the sale of the Debt Securities, the principal amounts, if any, to be purchased by underwriters or agents, the compensation, if any, of such underwriters or agents and any other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered.
         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
        ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE
                             CONTRARY IS UNLAWFUL.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS JUNE 10, 1996.

                             AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission"). This Prospectus contains information concerning the Corporation but does not contain all of the information set forth in the Registration Statement and exhibits thereto which the Corporation has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Such reports and other information filed by the Corporation with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth St., N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     All documents filed by the Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Corporation will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Susan Cass, Vice President, Investor Relations, The Ryland Group, Inc., 11000 Broken Land Parkway, Columbia, Maryland 21044 (telephone number:
(410) 715-7000).

                                THE CORPORATION

     Ryland is a leading national homebuilder and a mortgage-related financial services firm. The Corporation was incorporated in the State of Maryland in 1967. Its principal executive office is located at 11000 Broken Land Parkway, Columbia, Maryland 21044, telephone number (410) 715-7000.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges set forth below are computed on a consolidated basis. On a consolidated basis, the ratios of earnings to fixed charges include the earnings and fixed charges of Ryland Mortgage Company and subsidiaries, and the Corporation's limited-purpose subsidiaries.

                                          YEAR ENDED DECEMBER 31,
                                      --------------------------------
                                      1993   1994   1995   1996   1997
                                      ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges     --*   1.26    --*   1.28   1.51

---------------
* For 1993, earnings were insufficient to cover fixed charges by $14.4 million, primarily due to a provision of $45 million for homebuilding inventories and joint venture investments. For 1995, earnings were insufficient to cover fixed charges by $47.5 million, primarily due to a $45 million impairment charge relating to homebuilding inventories and joint venture investments.

     Earnings available for fixed charges represent earnings before income taxes and fixed charges (excluding interest capitalized, net of amortization). Fixed charges represent interest incurred, amortization of debt expense, plus that portion of rental expense deemed to be the equivalent of interest.

                                USE OF PROCEEDS

     Except as otherwise stated in a Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of the Corporation and will be available for general corporate purposes, including the refinancing of existing indebtedness.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities"), including the nature of any variations from the following general provisions applicable to such Offered Debt Securities, will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     Any Senior Debt Securities (the "Senior Debt Securities") are to be issued under an Indenture (the "Senior Indenture") between the Corporation and the trustee identified in the applicable Prospectus Supplement (the "Senior Trustee"). Any Subordinated Debt Securities (the "Subordinated Debt Securities") are to be issued under an Indenture dated as of July 15, 1992 (the "Subordinated Indenture") between the Corporation and First Union National Bank of Virginia, as trustee. The Senior Indenture and Subordinated Indenture are sometimes referred to collectively as the "Indenture". Each of First Union National Bank of Virginia and the Senior Trustee is hereinafter referred to as a "Trustee" and they are collectively referred to as "Trustees". Copies of the Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Debt Securities and Indentures do not purport to be complete and are subject to, and qualified in their entirety by reference to, all the provisions of the Indentures, applicable to a particular series of Debt Securities, including the definitions therein of certain terms. Wherever reference is made to particular sections, articles or defined terms of the Indentures, such sections or defined terms are incorporated herein by reference. Certain defined terms in the Indentures are capitalized herein and have the same meaning as in the Indenture.

GENERAL

     The Indentures do not limit the amount of debentures, notes or other evidences of indebtedness which may be issued thereunder. The Indentures provide that Debt Securities may be issued from time to time in one or more series up to the aggregate principal amount authorized by the Corporation for each series. Unless otherwise specified in the Prospectus Supplement, the Senior Debt Securities when issued will be unsecured and unsubordinated obligations of the Corporation and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Corporation. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined below) of the Corporation, as described under "Subordination of Subordinated Debt Securities" and in the Prospectus Supplement applicable to an offering of Subordinated Debt Securities.

     The Corporation's financial services and some of its homebuilding operations are conducted through subsidiaries and any right of the Corporation to receive assets of these subsidiaries upon the liquidation or recapitalization of any such subsidiaries (and the consequent right of holders of the Debt Securities to participate in those assets) will be subject to the claims of such subsidiary's creditors, except to the extent that the Corporation is itself recognized as a creditor of such subsidiary. Even in the event the Corporation is recognized as a creditor of a subsidiary, the Corporation's claims would still be subject to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that of the Corporation. Accordingly, the Debt Securities will in effect be subordinated to the claims of indebtedness of such subsidiaries against the assets of such subsidiaries. As of December 31, 1997, $541,357,000 of the Corporation's consolidated liabilities represents liabilities of such subsidiaries.

     The Prospectus Supplement relating to the Offered Debt Securities offered thereby will describe the following terms, where applicable, of the Offered Debt
Securities: (1) the title of the Offered Debt Securities and the series of which the Offered Debt Securities shall be a part; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (4) the date or dates (or manner of determining the same) on which the principal of the Offered Debt Securities is payable; (5) the rate or rates (which may be fixed or variable) per annum (or a manner of determining the same) at which the Offered Debt Securities will bear interest, if any, and whether the interest rate on the Offered Debt Securities may be reset upon certain designated events; (6) the date from which such interest, if any, on the Offered Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the record dates for such interest payment dates, if any, and the extent to which, or the manner in which, any interest payable on a Global Security on an Interest Payment Date will be paid; (7) the place or places where principal of (and premium, if any) and interest on the Offered Debt Securities will be payable; (8) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Corporation; (9) the obligation, if any, of the Corporation to redeem or purchase the Offered Debt Securities at the option of a Holder thereof, and the period or periods within which, the price or prices at which, and the terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part, pursuant to such obligation; (10) the dates, if any, on which and the price or prices at which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions or pursuant to any purchase fund provisions, be redeemed by the Corporation, and the other detailed terms and provisions of such sinking and/or purchase fund; (11) the denominations in which the Offered Debt Securities are authorized to be issued; (12) if other than the full principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration of acceleration of the maturity thereof; (13) if other than the currency of the United States of America, the currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any) and interest on the Offered Debt Securities will be payable;
(14) if the amount of payments of principal of (and premium, if any) or interest on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts will be determined; (15) whether the Offered Debt Securities are to be issued with original issue discount within the meaning of
Section 1273(a) of the Internal Revenue Code of 1986, as amended; (16) whether the Offered Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the depositary, if any, for such Global Security or Securities; (17) any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to the Offered Debt Securities; and (18) any other terms of the Offered Debt Securities.

     Debt Securities may be issued under the Indentures at an original issue discount, that is sold at a discount from their principal amount. Certain federal income tax and other considerations applicable thereto will be described in the Prospectus Supplement relating to any such Debt Securities.

DENOMINATIONS, REGISTRATION AND TRANSFER

     Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Offered Debt Securities, the Debt Securities will be issuable in fully registered form and in denominations of $1,000 or any integral multiple thereof. Offered Debt Securities of a series may be issuable in whole or in part in certificate form or in the form of one or more Global Securities, as described below under "Global Securities."

     Offered Debt Securities of any series (other than a Global Security) will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. Debt Securities may be presented for exchange as provided below, and Debt Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) at the Corporate Trust Office of the applicable Trustee, without service charge and upon payment of any taxes and other governmental charges payable in connection therewith. Such transfer or exchange will be effected upon the Trustee (as Security Registrar) being satisfied with the documents of title and identity of the person making the request.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of, and premium, if any, and any interest on Debt Securities will be made at the office of such Paying Agent or Paying Agents as the Corporation may designate from time to time except that at the option of the Corporation payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or
(ii) by wire transfer to an account maintained by the Person entitled thereto. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any installment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest.

     Unless otherwise indicated in an applicable Prospectus Supplement, the applicable Trustee will act as the Corporation's sole Paying Agent through its principal office with respect to the Debt Securities. Any Paying Agents outside the United States and other Paying Agents in the United States initially designated by the Corporation for the Offered Debt Securities will be named in an applicable Prospectus Supplement. The Corporation may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts; provided, however, the Corporation will be required to maintain a Paying Agent in each Place of Payment for such series.

     All moneys paid by the Corporation to the applicable Trustee or a Paying Agent for the payment of principal of, and premium, if any, and any interest on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Corporation and the Holder of such Debt Security will thereafter look only to the Corporation for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with or on behalf of a depository (a "Depositary") identified in the Prospectus Supplement relating to such series. Unless otherwise indicated in an applicable Prospectus Supplement, Global Securities will be issued in registered form and may be issued in either temporary or permanent form.

     The specific terms of the depository arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depository arrangements.

     Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be registered in the name of such Depositary or its nominee. Upon the issuance of a Global Security, the Depositary for such Global Security will credit the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such depository or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or by the Corporation, if such Debt Securities are offered and sold directly by the Corporation. Ownership of beneficial interests in such Global Securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Securities will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interest in Global Securities by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture.

Except as set forth below, owners of beneficial interests in such Global Securities will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payment of principal of, premium, if any, and any interest on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security. None of the Corporation, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Corporation expects that the Depositary for a permanent Global Security, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     A Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor of such depository or a nominee of such successor. If a Depositary for a permanent Global Security is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Corporation with 90 days, the Corporation will issue Debt Securities in definitive form in exchange for all of the Global Securities representing such Debt Securities. In addition, the Corporation may at any time and in its sole discretion determine not to have any Debt Securities represented by one or more Global Securities and, in such event, will issue Debt Securities in definitive form in exchange for all of the Global Securities representing such Debt Securities. Further, if the Corporation so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of a series may, on terms acceptable to the Corporation and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the Series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

EVENTS OF DEFAULT

     The following shall constitute events of default with respect to Debt Securities of any series then Outstanding: (i) default for a period of 30 days in payment of any interest on the Debt Securities of such series when due; (ii) default in payment of principal of (or premium, if any, on) the Debt Securities of such series when due; (iii) default on the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of that series; (iv) default in performance of any other covenant in the applicable Indenture with respect to a series of Debt Securities which continues for 60 days after written notice to the Corporation by the applicable Trustee or by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series;
(v) certain events of bankruptcy, insolvency or reorganization; and (vi) such other events as may be established for the Debt Securities of a particular series as set forth in the related Prospectus Supplement.

     If an event of default with respect to Debt Securities of any series shall occur and be continuing, the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series may declare the principal (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all of the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration.

     The Indentures provide that the applicable Trustee will, within 90 days after the occurrence of a default, give to Holders of the series of Debt Securities with respect to which a default has occurred notice of all uncured defaults known to it; but, except in the case of a default in the payment of principal (including any sinking fund payment) or interest on a series of Debt Securities with respect to which such default has occurred, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such Holders.

     The Indentures provide that the applicable Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to such right of indemnification, the Indentures provide that the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee with respect to the Debt Securities of that series.

     The Corporation will be required to furnish to the Trustees annually a statement as to the performance by the Corporation of its obligations under the Indentures and as to any default in such performance.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

     The indebtedness evidenced by the Subordinated Debt Securities will be subordinated in right of payment to the extent set forth in the Subordinated Indenture to the prior payment in full of all Senior Debt of the Corporation. Senior Debt is defined in the Subordinated Indenture to include (a) all indebtedness of the Corporation (i) for money borrowed, (ii) evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities, (iii) evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which the Corporation is responsible or liable, by guarantees or otherwise, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, (iv) with respect to an obligation under a swap agreement to exchange payments of a differing rate or rates or in differing currency or currencies, or (v) with respect to any other obligation of the Corporation which by agreement of the Corporation with or for the benefit of the holder of such obligation is expressly made superior in right of payment to the Subordinated Debt Securities, and (b) amendments, renewals, modifications, extensions and refundings of any such indebtedness, liabilities, obligations or guarantees; unless in any instrument or instruments evidencing or securing the same or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is provided that such indebtedness, liabilities, obligations or guarantees are not superior in right of payment to the Subordinated Debt Securities or that such indebtedness, liabilities, obligations or guarantees are pari passu with or junior in right of payment to the Subordinated Debt Securities. Senior Debt does not include (a) the Corporation's 10 1/2% Senior Subordinated Notes due July 15, 2002; (b) the Corporation's
9 5/8% Senior Subordinated Notes due June 1, 2004; (c) any indebtedness, liability or obligation of the Corporation to any Subsidiary or to an Affiliate of the Corporation or any Subsidiary; or (d) any indebtedness, liability, guaranty or obligation of the Corporation, which provides by its terms that such indebtedness, liability, guaranty or obligation is subordinated in right of payment to any other indebtedness, liability, guaranty or obligation of the Corporation. At December 31, 1997, the Corporation had outstanding indebtedness in principal amount totalling $110.2 million which would have constituted Senior Debt. The Indentures do not limit the amount of Senior Debt which the Corporation may incur.

     In the event of any voluntary or involuntary insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization, dissolution or other winding-up of the Corporation (whether or not involving insolvency or bankruptcy) or similar proceeding relating to the Corporation, its property or its creditors as such, the holders of all Senior Debt then outstanding will be entitled to receive payment in full of the Senior Debt before the holders of the Subordinated Debt Securities are entitled to receive any payment on account of the principal of, premium, if any, or interest on the Subordinated Debt Securities. In addition, if (a) the principal on any Senior Debt is not paid when due or any other default on Senior Debt occurs and is continuing which permits the holders of Senior Debt to accelerate its maturity, and (b) such non-payment of principal or other default is the subject of a judicial proceeding or the Corporation receives notice of such a default, then the Corporation may not pay principal or interest on any Subordinated Debt Securities or acquire any Subordinated Debt Securities for cash or property other than capital stock of the Corporation or other securities that are subordinate to the Senior Debt at least to the same extent as the Subordinated Debt Securities. If any such notice of default is provided, a similar notice of default on any issue of Senior Debt given within nine months thereafter shall not be effective. The Corporation may resume payments on and acquire the Subordinated Debt Securities upon (a) the cure or waiver of the subject default, or (b) the passage of 120 days after the notice of default is given if such default has not become the subject of a judicial proceeding and payments are otherwise permitted under the Indenture. By reason of the foregoing subordination, in the event of insolvency, creditors of the Corporation who are not holders of the Subordinated Debt Securities may recover more ratably than holders of the Subordinated Debt Securities.

DEFEASANCE AND DISCHARGE

     The Indentures provide if such provision is made applicable to the Debt Securities of any series, that the Corporation will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the applicable Trustee, or another qualified corporate trustee, in trust, of money and/or U. S. Government Obligations which through the payment of interest and principal in respect of such U. S. Government Obligations in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), and each installment of principal of (and premium, if any) and interest, if any, on the Debt Securities of such series on the Stated Maturity of such payments and any mandatory sinking fund payments or analogous payments applicable to the Debt Securities of such series on the day on which such payments are due and payable in accordance with the terms of the applicable Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, (i) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) the Corporation has delivered to the Trustee an Opinion of Counsel to the effect that the Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit, defeasance and discharge.

MODIFICATION AND WAIVER

     The Corporation is permitted, with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by the modification or amendment, to supplement the applicable Indenture to modify or amend the rights of the Holders of the Debt Securities; provided that no such modification or amendment shall, without the consent of the Holder of each Outstanding Debt Security affected thereby, (i) change the Stated Maturity of the principal of any Outstanding Debt Security or change the Redemption Price; (ii) reduce the principal amount of or the rate of interest on or any premium payable on redemption of any Outstanding Debt Security; (iii) modify the manner of determination of the rate of interest so as to affect adversely the interest of a Holder or reduce the amount of the principal of an Original Issue Discount Debt Security; (iv) change the place or currency of payment of principal of or interest, if any, on any Debt Security; (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (vi) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is necessary to modify or amend the applicable Indenture or to waive compliance with, or defaults of, certain restrictive provisions of the applicable Indenture.

     The Holders of a majority in principal amount of an outstanding series of Debt Securities may, on behalf of all the Holders of such series, waive any past default except (i) a default in payment of the principal of (or premium, if any) or interest, if any, on any Debt Security of such series, or (ii) a default in respect of a covenant or provision of the applicable Indenture which cannot be amended or modified without the consent of the Holder of each Outstanding Debt Security of such series affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Corporation may, without the consent of any Holders of Outstanding Debt Securities, consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to any Person (other than a transfer of assets to one or more wholly-owned subsidiaries of the Corporation) and any other Person may consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to, the Corporation, provided that (i) the Person formed by such consolidation or into which the Corporation is merged, or the Person which acquires or leases the assets of the Corporation substantially as an entirety, is organized under the laws of any United States jurisdiction and assumes the Corporation's obligations on the Debt Securities and under the applicable Indenture, (ii) after giving effect to the transaction, no Event of Default, and no event related to such transaction which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and (iii) certain other conditions are met.

CONCERNING THE TRUSTEES

     The applicable Trustees will act under the Indentures as Security Registrar, Authenticating Agent and Paying Agent unless otherwise designated by the Corporation.

NOTICES

     Notices to Holders will be transmitted by mail to the addresses of such Holders as they appear in the Security Register.

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State in which the principal office of the Trustee is located.

                              PLAN OF DISTRIBUTION

     The Corporation may sell Debt Securities to or through underwriters, or to dealers, acting as principals for their own accounts, and reserves the right to sell Debt Securities directly to other purchasers or through agents on its own behalf. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the offered Debt Securities.

     In connection with the sale of Debt Securities, underwriters and dealers may receive compensation from the Corporation or from purchasers of Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents who participate in the distribution of Debt Securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation will be described in the Prospectus Supplement.

     Under agreements which may be entered into by the Corporation, underwriters and agents who participate in the distribution of Debt Securities are expected to be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, the Corporation will authorize underwriters or other persons acting as the Corporation's agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Corporation pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Corporation. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                             VALIDITY OF SECURITIES

     The legal validity of the Securities offered hereby will be passed upon for the Corporation by Piper & Marbury, L.L.P., Baltimore, Maryland .

                                    EXPERTS

     The consolidated financial statements and schedule of the Corporation at December 31, 1997 and 1996, and for the three years in the period ended December 31, 1997, appearing in the Corporation's Annual Report (Form 10-K) have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

================================================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
           PROSPECTUS SUPPLEMENT
The Offering.........................   S-3
Incorporation of Certain Documents by
  Reference..........................   S-4
Risk Factors.........................   S-5
Use of Proceeds......................   S-8
Capitalization.......................   S-9
Description of Notes.................  S-10
Underwriting.........................  S-21
Experts..............................  S-21
Legal Opinions.......................  S-21
                PROSPECTUS
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
The Corporation......................     3
Ratios of Earnings to Fixed
  Charges............................     3
Use of Proceeds......................     4
Description of Debt Securities.......     4
Plan of Distribution.................    10
Validity of Securities...............    11
Experts..............................    11

================================================================================

================================================================================


                                [RYLAND LOGO]

                             THE RYLAND GROUP, INC.


                                  $100,000,000
                        8 1/4% SENIOR SUBORDINATED NOTES
                                    DUE 2008


                             ---------------------
                             PROSPECTUS SUPPLEMENT
                             ---------------------


                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC


                                 APRIL 8, 1998
================================================================================